Exhibit 99.1

news release

Strong liquids growth to balance sources of cash flow in 2013

Success in liquids plays showcased at Investor Day

For Immediate Release

Calgary, Alberta (June 20, 2012) – Encana Corporation (TSX, NYSE: ECA) is planning to invest an additional $600 million during the remainder of 2012 to take advantage of positive initial results achieved in a number of oil and liquids rich natural gas plays. In addition to the revised capital guidance, the company also increased its expected total liquids production for the year by seven percent to 30,000 barrels per day (bbls/d).

“We’re encouraged with the success we have realized so far this year in our oil and liquids rich natural gas plays. Increasing our 2012 capital investment supports our goal of developing a more diversified production portfolio,” says Randy Eresman, Encana President & CEO. “Our teams have been successfully transitioning their technical and commercial expertise from the development of natural gas plays to oil and natural gas liquids rich plays, and through their efforts, we expect to achieve a more balanced operating cash flow stream in 2013.”

Encana’s original 2012 plan to drill between 40 and 45 wells has been expanded to drill between 115 and 120 wells in 10 plays primarily focused on oil. The company is expecting to drill approximately 350 oil and liquids rich wells in 2013.

Encana projects liquids production in 2013 to range from 60,000 bbls/d to 70,000 bbls/d, about 40 percent of which is expected to be comprised of oil and field condensate. This represents a two year compound annual growth rate of approximately 65 percent, based on the midpoint of the range. Annualized natural gas production is expected to remain near current levels of approximately 3 billion cubic feet per day for 2012 and 2013. For 2013, capital investment is estimated to range between $4.0 billion to $5.0 billion, cash flow to be between $2.5 billion to $3.5 billion and net divestitures to be in the range of $1.0 billion to $1.5 billion.

“We continue to advance a number of potential strategic divestitures and joint venture opportunities and as demonstrated by our recent partnership agreements with Toyota Tsusho and Mitsubishi Corporation, we remain confident in our ability to successfully execute on these transactions,” adds Eresman. “With approximately $2 billion of cash currently on the balance sheet and $3.5 billion of expected total cash flow this year, we have significant financial flexibility to support the execution of Encana’s planned capital investments.”

Encana continues to be cautiously optimistic about a recovery in natural gas prices towards the end of 2012 and into 2013 to levels above those currently reflected in the NYMEX natural gas forward strip. The company will continue to minimize natural gas investments, in an effort to preserve the value of its vast resource base until stronger more sustainable natural gas prices prevail.

Investor Day presentations include update on emerging liquids plays

Encana will be hosting an Investor Day event in New York tomorrow (June 21, 2012) where the company will provide an update on the status of its oil and liquids rich portfolio. Key highlights include:

Duvernay – Encana now holds approximately 400,000 net acres in this play. Three additional well tests continue to indicate encouraging results with 50 to 60 degree API gravity field condensate yields ranging from 120 to 200 barrels per million cubic feet (bbls/MMcf). Our most recent well which has been tied into permanent facilities (16-5) flowed at approximately 1,200 barrels per day of condensate and 3.5 million cubic feet per day of 1,295

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BTU per standard cubic feet rich natural gas during its first two days on stream. Encana plans to drill a total of 10 wells in the play in 2012.

Tuscaloosa Marine Shale – Encana has established an industry leading land position in the Tuscaloosa Marine Shale totaling approximately 355,000 net acres. The two most recent wells (Anderson 17H-1 and 18H-1) have horizontal lateral lengths of about 7,400 feet and 8,800 feet and produced initial 30-day production rates of 930 and 1,080 barrels of 40 degree API gravity oil per day. Encana plans to drill a total of 12 wells in the play in 2012.

Eaglebine – Encana plans to drill a total of 12 wells in 2012 within its approximately 115,000 net acre position in the Eaglebine light oil play. The company has drilled four wells to date, with horizontal lengths ranging from 4,500 feet to 6,200 feet and initial 30-day production rates ranging from 165 to 230 barrels of oil per day.

Mississippian Lime – Encana’s land position in this play now totals about 360,000 net acres. The company is planning to drill 15 wells in this light oil play during 2012.

Utica/Collingwood – Encana plans to drill an additional 5 horizontal wells on its approximately 430,000 net acre land position in this play, focusing on the liquids rich window.

San Juan – Encana plans to drill a total of 12 wells across its approximately 174,000 net acre position in the San Juan targeting the oil window of the Gallup formation. The initial well (Lybrook H36) was drilled with a lateral length of about 4,100 feet and yielded a 30-day initial production rate of about 440 barrels of oil per day.

DJ Niobrara – Encana plans to execute a two rig program in the Wattenberg field of the DJ basin. The company forecasts drilling 12 oil focused wells in this area in 2012 with a focus on optimizing lateral spacing, orientation and well length.

Clearwater Liquids – Encana has identified a significant inventory of prospective oil opportunities on about 4.6 million net acres of land in southern Alberta. Targeting numerous zones, the company will focus on the development of 300 high-graded locations and plans to drill 30 wells in 2012.

“We have assembled a tremendous inventory of oil and liquids rich opportunities in addition to our existing vast natural gas resource base. Over the last three years, we have increased our liquids prone land position to almost 3 million net acres unlocking additional long term value in line with our strategy,” says Eresman. “As we accelerate the pace of development in these plays, we will continue to apply our well established Resource Play Hub Development model to build these plays from the ground up in the most cost effective manner, and we expect to continue achieving industry leading cost structures.”

Updated guidance can be found at www.encana.com.

New York Investor Day Webcast Information

Date: Thursday, June 21, 2012

Time: 8:30 a.m. – ~12:30 p.m. ET (6:30 a.m. – ~10:30 a.m. MT)

Presentations will be webcast live and archived on Encana’s website for approximately 90 days. Please visit www.encana.com in the Presentations & Events section under Invest in Us to access the audio webcast and presentation slides. It is recommended that users access the webcast approximately 10 minutes before its scheduled start time. The archived webcast will be available within 24 hours of the event.

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IMPORTANT INFORMATION

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, natural gas liquids and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measure

This news release contains references to non-GAAP measures as follows:

•

Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

This measure has been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION – In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

30-day IP and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: projected liquids production by 2012 and 2013; increase in capital investment and liquids growth to transition to a more diversified portfolio of production and balanced cash flow generation by 2013; estimated oil and liquids rich wells to be drilled in 2012 and 2013; estimated CAGR in liquids production from 2011 to 2013; estimated natural gas production for 2012 and 2013; estimated capital investments, cash flow and net divestitures for 2013; ability to complete strategic divestitures and joint ventures and execute on existing joint ventures; number of wells to be drilled, future plans for, and overall potential of the Duvernay, Tuscaloosa Marine Shale, Eaglebine, Mississippian Lime, Utica/Collingwood, San Juan, DJ Niobrara and Clearwater Liquids plays; successful application of the resource play hub model in oil and liquids rich plays; and projections contained in the 2012 Corporate Guidance, including estimated cash flow for 2012.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to

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the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana Corporation

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose
Manager, Investor Relations
(403) 645-6977

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